4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES APPOINTMENT OF VICE PRESIDENT
OF MARKETING

WINNIPEG, Manitoba – (September 27, 2007) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that Brian Best has been named the Company’s Vice President, Marketing. Mr. Best has 16 years of pharmaceutical industry experience including six years with Millennium Pharmaceuticals Inc. and Cor Therapeutics Inc. where he held senior positions including Director of Medical Affairs and Director of Marketing, Cardiovascular.

Most recently, Mr. Best held a senior business development position with PDL BioPharma Inc., and led the development of its Ularitide Program.

“Mr. Best’s cardiovascular marketing experience will be invaluable to Medicure as we focus on stabilizing and increasing AGGRASTAT®’s market share, and building awareness for our lead cardioprotective product MC-1,” stated Medicure’s President and CEO, Albert D. Friesen, PhD.

Mr. Best’s distinguished pharmaceutical career also includes several years of experience as a Consultant for the American College of Cardiology, where he facilitated strategic research planning for national registry programs including the multi-sponsored CRUSADE registry. Additionally, Mr. Best has served as Senior Director, Clinical Affairs for Arginox Pharmaceuticals Inc.

As Millennium’s Director of Marketing, Cardiovascular, Mr. Best was responsible for the management of the INTEGRILIN® brand. INTEGRILIN® is a GP IIb/IIIa inhibitor that competes against AGGRASTAT®.

Mr. Best will be replacing Moray Merchant who has resigned as the Company’s Vice President, Market and Business Development to pursue other interests. “We thank Moray for his dedicated service, and wish him well in his future endeavors,” stated Dr. Friesen.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1

  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com